SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Midstates Petroleum Company, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

59804T407
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP (formerly known as Fir Tree Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,685,400 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,685,400 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,685,400 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%*
14	TYPE OF REPORTING PERSON IA, PN

*Reflects the actual tender of 1,707,278 shares of Common Stock in the Tender Offer (as defined in Item 4). Amendment No. 2 reflected an estimated tender of 1,706,549 shares of Common Stock in the Tender Offer.

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 31, 2016 (the "Original Schedule 13D") and Amendment No. 1 filed with the SEC on February 14, 2019 ("Amendment No. 1," and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Midstates Petroleum Company, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 2 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 5, 2019, the Issuer, Midstates Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and Amplify Energy Corp., a Delaware corporation ("Amplify") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into Amplify, with Amplify surviving the merger as a wholly owned subsidiary of the Issuer (the "Merger").

In connection with the Merger Agreement, on May 5, 2019, each of the Fir Tree Funds entered into a Voting and Support Agreement with the Issuer (the "Issuer Voting and Support Agreement"). Pursuant to the Issuer Voting and Support Agreement, each of the Fir Tree Funds agreed to vote all of shares of Amplify common stock currently held by it, as well as any shares acquired after signing the Issuer Voting and Support Agreement, in favor of the Merger and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement. The Issuer Voting and Support Agreement will terminate upon the earliest of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the occurrence of any material amendment to the Merger Agreement or any amendment to the Outside Date (as defined in the Merger Agreement) and (d) the mutual written agreement of the Issuer and the Fir Tree Funds to terminate the Issuer Voting and Support Agreement. Each of the Fir Tree Funds have also agreed not to transfer any shares of Amplify common stock currently held by it.

On May 5, 2019, the Fir Tree Funds also entered into a Voting and Support Agreement with Amplify (the "Amplify Voting and Support Agreement") with respect to the shares of Common Stock currently held, as well as any shares of Common Stock acquired after signing the Amplify Voting and Support Agreement, by each of the Fir Tree Funds.

The foregoing summaries of the Issuer Voting and Support Agreement and the Amplify Voting and Support Agreement are not complete and are qualified in their entirety by the full text of the Issuer Voting and Support Agreement and the Amplify Voting and Support Agreement, which are included as Exhibit 2 and Exhibit 3 hereto and are incorporated herein by reference. In addition, the foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer on May 6, 2019.

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

2.	Issuer Voting and Support Agreement, dated as of May 5, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 6, 2019).

3.	Amplify Voting and Support Agreement, dated as of May 5, 2019 (incorporated by reference to Exhibit 10.2 to Amplify’s Form 8-K filed with the SEC on May 6, 2019).

CUSIP No. 59804T407	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2019

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel